Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE YEAR ENDED MARCH 31, 2018 AND THIRTEEN-MONTH PERIOD ENDED MARCH 31, 2017

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (‟Neptune” or the ‟Corporation”) including its subsidiaries, Biodroga Nutraceuticals Inc. (‟Biodroga”) and Acasti Pharma Inc. (‟Acasti”) up to the loss of control of the subsidiary on December 27, 2017, for the three-month period and year ended March 31, 2018 and four and thirteen-month periods ended March 31, 2017. This MD&A should be read in conjunction with our audited consolidated financial statements for the year ended March 31, 2018 and thirteen-month period ended March 31, 2017. Due to the change in year-end in 2017, the comparative figures presented in this MD&A cover the four and thirteen-month periods ended March 31, 2017 and may not be directly comparable to the figures of the 2018 fiscal year. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017 is based on the audited consolidated financial statements of the Corporation, which were prepared under International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on June 5, 2018. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD”, ‟USD”, ‟EUR” and ‟GBP” refer to Canadian dollars, US dollars, the Euro and the Pound sterling, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results.

1

management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses an adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation or segment is in a loss position, to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), finance costs, depreciation, amortization and impairment loss and income taxes expense and by subtracting finance income and income taxes recovery. Other items such as stock-based compensation, change in fair value of derivative assets and liabilities and loss on sale of available-for-sale investment, royalty settlements, net gain on sale of assets from the krill oil business, legal fees related to royalty settlements, gain on loss of control of subsidiary, tax credits recoverable from prior years, reversal of tax credits from prior years and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Excluding these items does not imply they are non-recurring.

A reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss is presented later in this document.

BUSINESS OVERVIEW

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company, through its nutraceutical segment, formulates and develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extracts and formulations in high potential growth segments, such as medical and wellness cannabinoid-based products. The Corporation’s expected growth in the medical and wellness cannabis field is an attractive method of utilizing the existing Sherbrooke facility, a key asset of the Corporation, following the sale of the Corporation’s krill oil business in 2017, as described below, given management’s support of the repurposing of the existing facility for the purposes of entering a new and fast-growing industry. The Corporation’s Board of Directors has approved the steps undertaken by the Corporation which are necessary to engage in these cannabis-related activities. The Company’s head office is located in Laval, Quebec.

management discussion and analysis of the financial situation and operating results

Transaction concluded with Aker BioMarine

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker BioMarine”) concluded an agreement whereby Aker BioMarine acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of $43,076 (US$34 million) paid at closing. Under this agreement, Neptune exits bulk krill oil manufacturing and distribution activities and Aker BioMarine becomes exclusive krill oil supplier to Neptune’s solutions business. An amount of $11,176 of such proceeds was used for debt reimbursement and to pay the penalty on early repayment of $263 concurrent with the sale transaction and an additional $2,392 of debt was repaid on October 6, 2017.

The assets sold were included in the Nutraceutical segment. The disposal of the krill oil manufacturing and distribution activities allows the Corporation to accelerate its efforts to position the Corporation in attractive growth opportunities and product lines such as the medical and wellness cannabis oil extraction project, in line with its growth strategy.

The Sherbrooke facility was not part of the transaction and it will be used for the development of unique extractions targeted towards high potential growth segments such as the cannabis industry. A large number of our employees saw their employment end as part of this transaction. A small team of people continues to work on special projects including the medical and wellness cannabis project at the facility as well as activities relating to exiting the bulk krill oil business. As the Sherbrooke facility was not part of the transaction, it did not qualify as discontinued operations for accounting purposes. Furthermore, management assessed the recoverable amount of the Sherbrooke facility and no revaluation of the useful life and no impairment of the plant and related equipment were recorded for the year ended March 31, 2018.

The following table presents a reconciliation of the net gain on sale of assets for the year ended March 31, 2018 and the full impact of the sale transaction and concurrent debt reimbursements on the net income of the Corporation:

August 7,
2017
Total transaction proceeds	$43,076
Inventory sold	(11,186)
Net intangible assets sold	(5,792)
Write-off of assets, severance costs, transaction costs and costs for activities relating to exiting the bulk krill oil business (i)	(2,396)
Net gain on sale of assets as presented in the statement of earnings of the consolidated financial statements	$23,702

Impairment loss on inventories – presented in cost of sales	(2,377)
Penalty on reimbursement, loss on financing fees and reversal of accretion from non-interest bearing debt reimbursed – presented in finance costs	(920)
Total impact of the transaction on the net income before tax	$20,405

(i)	Including non-cash write-off of assets of $554, employee severance of $1,064 and transaction costs of $498.

Loss of control of the subsidiary Acasti

On December 27, 2017, Acasti concluded a public financing. Immediately before the transaction, Neptune owned 33.96% of Acasti’s shares and had determined it had de facto control over and therefore consolidated Acasti. After the financing, the ownership interest of the Corporation in Acasti went down to 20.39% and 12.12% on a fully diluted basis (34.45% and 23.28% as at March 31, 2017). Therefore, management has determined that the Corporation lost the de facto control of the subsidiary. On January 22, 2018, Acasti issued additional overallotment shares pursuant to its December 27, 2017 financing, which brought the Corporation’s ownership interest to 19.78%. Following these events, the Corporation concluded it does not have significant influence over Acasti and accounts for the investment in Acasti at fair value as an available-for-sale financial asset with changes in fair value recognized in Other comprehensive income.

On December 27, 2017, the Corporation ceased consolidating Acasti and derecognized the assets and liabilities of its former subsidiary and the non-controlling interest in Acasti. The Corporation recognized its remaining non-controlling investment in Acasti at the fair value as at that date. The Corporation has 5,064,694 common shares of Acasti. The fair value of the investment in Acasti was determined to be $6,079 or $1.20 per share as at December 27, 2017. This investment was measured using Acasti’s stock market price, a level 1 input. The difference between the fair value of the investment and the book value of Acasti’s net management discussion and analysis of the financial situation and operating results assets and related non-controlling interest was recognized in the statement of earnings as a non-cash gain on loss of control of $8,784. The Corporation ceased to consolidate Acasti’s results from that date. Acasti represents the Cardiovascular segment of the segment disclosures section.

The following table presents a reconciliation of the gain on loss of control for the year ended March 31, 2018:

December 27,
2017

Investment in Acasti at fair value	$6,079
Non-controlling interest	2,234
Acasti’s assets before deconsolidation	(7,143)
Acasti’s liabilities before deconsolidation	7,614
Gain on loss of control of Acasti	$8,784

Human Resources

Neptune and Biodroga are currently employing 58 employees.

Issuance of Shares

On May 9, 2017, the Corporation issued 630,681 common shares on settlement of a liability of $858 (US$625). During the year ended March 31, 2018, the Corporation issued 55,944 common shares for deferred share units released to members of the Board of Directors for past services. Neptune also issued 149,000 common shares for share options exercised.

Nasdaq Notification

On July 21, 2017, Neptune received a Nasdaq notification informing the Corporation that its common shares failed to maintain a minimum bid price of US$1.00 per share over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market, and was given 180 calendar days, or until January 17, 2018, to regain compliance according to Nasdaq rule 5810(c)(3)(A) – compliance period.

On November 28, 2017, the Corporation received a Nasdaq notification confirming that the Nasdaq Staff has determined that for at least 10 consecutive business days, from November 13 to 27, 2017, the closing bid price of the Corporation’s common shares had been US$1.00 per share or greater. Accordingly, Neptune has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

Licence

On November 27, 2017, Neptune announced an exclusive, worldwide and royalty bearing licensing agreement for the use of the MaxSimil® technology, a patented omega-3 fatty acid delivery technology and expected to be a strong growth driver of Neptune’s Solutions business, in combination with cannabis-derived products.

This new agreement allows Neptune to research, manufacture, formulate, distribute and sell monoglyceride omega-3-rich ingredients in combination with cannabis and/or cannabinoid-rich hemp-derived ingredients for medical and adult use applications.

As indicated in the past, the Company believes the MaxSimil® technology has the ability to enhance absorption of lipid-based and lipid soluble ingredients such as cannabinoids, essential fatty acids including EPA and DHA omega-3s, vitamins A, D, K and E, CoQ10 and others. This could be especially beneficial in increasing the absorption of ingredients which are not easily absorbed, such as cannabidiol (CBD).

Business Update Meeting

On November 28, 2017, Neptune held a business update meeting in New York City to discuss its entry into the legal cannabis market in Canada via the extraction and commercialization of cannabis oil. Neptune CEO Jim Hamilton and other members of senior management conducted an in-depth overview of the cannabis market in Canada, the company’s business plans, a timeline of anticipated milestones and the potential economics of this new business venture.

management discussion and analysis of the financial situation and operating results

Furthermore, as announced on November 14, 2017, our capital investment of $5,000 for the payment of specific equipment and building improvements required for our current extraction facility under our cannabis oil venture is on track and on budget. We expect it will be completed on time to meet our licensing requirements with Health Canada during the summer 2018.

Partnership

On December 11, 2017, Neptune announced, in partnership with Charles R. Poliquin’s Strength Sensei Nutraceuticals, the launch of MaxSimil® enhanced Omega DriveTM omega-3 EPA and DHA product for the strength coaching community.

Neptune’s Recommendations on Bill 157

On January 17, 2018, Neptune participated in special consultations on Bill 157, regulating cannabis. Michel Timperio, President of the Cannabis Business division, made a presentation and tabled a submission to the Committee on Health and Social Services of the National Assembly in Québec. Neptune made several recommendations for Bill 157 in its submission including the following:

- To make a distinction between smokable and non-smokable cannabis products, given that oil is considered less harmful because it can be consumed without combustion.

- To reflect the contribution of cannabis oil to harm reduction by reserving a prominent position for oils in branches of the Société québécoise du cannabis (SQC) and on its website.

- To make a distinction between products containing tetrahydrocannabinol (THC) and those containing only CBD, which should be reflected in the way they are regulated and in access to different distribution networks.

- To encourage the emergence of a cannabis and hemp industry in Quebec, in particular by creating a category of products “Made in Quebec” at the SQC.

- To allocate funding for an “Institute for evidence on cannabinoids” from the Cannabis Prevention and Research Fund created by Bill 157 to ensure that the information made public on the SQC website, and on which training for its staff will be based, is objective and in line with science that is rapidly and constantly evolving.

Research Agreement

On January 19, 2018, Neptune announced an exclusive research agreement with the purpose of developing new medical and wellness targeted cannabinoid-based products, such as CBD combined with krill oil whose combination use would be exclusive to Neptune. The new products will be aimed at the growing number of federal jurisdictions worldwide that have or will legalize cannabinoids, such as Canada, for medicinal and/or adult use.

Co-Development Agreement

On February 12, 2018, Neptune and Tetra Bio-Pharma Inc. announced that they entered into an agreement for the co-development, commercialization and marketing of purified cannabinoid oil-based products to address pain and inflammation relief applications for the natural health products and pet veterinary markets.

SEGMENT DISCLOSURES

In prior periods and until the loss of control of the subsidiary Acasti on December 27, 2017, the Corporation had two reportable segments which were the Corporation’s strategic business units. As at March 31, 2018, the cardiovascular segment that develops pharmaceutical products for cardiovascular diseases is no longer a strategic business unit for Neptune. The nutraceutical segment, that produces and commercializes nutraceutical products and turnkey solutions for primarily omega-3 softgel capsules and liquids, which includes the results of Biodroga for the year and the results of krill oil manufacturing and distribution activities until its sale (see Transaction concluded with Aker BioMarine section), and the cannabis oil extraction project which began in October 2017 are now the strategic business segments of the Corporation.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until the loss of control. Performance is measured based on segment net income (loss), as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing between both segments are based on predetermined rates accepted by the parties involved.

management discussion and analysis of the financial situation and operating results

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The amortization charge of the intangible license asset of the cardiovascular segment is eliminated upon consolidation.

As disclosed in the Transaction concluded with Aker BioMarine section, the Sherbrooke facility has been repurposed from the krill oil activities and will be used for the development of unique extractions targeted towards high potential growth segments such as the cannabis industry and therefore, is now presented under the cannabis segment information.

The nutraceutical segment is the primary obligor of corporate expenses of the Corporation. Prior to the loss of control of Acasti, all material corporate expenses were allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not have represented the cost that the segments would otherwise need to incur, should they not have received these services or benefits through the shared resources of the Corporation or received financing from the nutraceutical segment. Subsequent to the loss of control of Acasti, all corporate expenses are presented within the nutraceutical segment as it is the primary obligator for these expenses, and corporate costs have not been allocated for internal purposes.

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended March 31, 2018

	Nutraceutical	Cannabis	Total
	$	$	$
Total revenues	7,005	–	7,005
Gross margin	1,458	–	1,458
R&D expenses	(54)	(1,836)	(1,890)
R&D tax credits and grants	(1,898)	–	(1,898)
SG&A	(3,673)	–	(3,673)
Other income – net gain on sale of assets	(21)	–	(21)
Loss from operating activities	(4,188)	(1,836)	(6,024)
Net finance cost	(408)	–	(408)
Income taxes recovery	1,680	–	1,680
Net loss	(2,916)	(1,836)	(4,752)
Non-IFRS operating loss[1] calculation
Net loss	(2,916)	(1,836)	(4,752)
Add (deduct):
Depreciation and amortization	238	530	768
Finance costs	107	–	107
Finance income	(81)	–	(81)
Change in fair value of derivative assets and liabilities and loss on sale of available-for-sale investment	382	–	382
Stock-based compensation	656	186	842
Income taxes recovery	(1,680)	–	(1,680)
Impairment loss on inventories	658	–	658
Net gain on sale of assets	21	–	21
Tax credits reversal from prior years	1,933	–	1,933
Non-IFRS operating loss[1]	(682)	(1,120)	(1,802)

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Four-month period ended March 31, 2017

	Nutraceutical	Cardiovascular	Inter-segment	Total
			eliminations
	$	$	$	$
Total revenues	11,829	–	–	11,829
Gross margin	3,238	–	–	3,238
R&D expenses	(664)	(2,136)	774	(2,026)
R&D tax credits and grants	2,059	152	–	2,211
SG&A	(3,306)	(1,305)	–	(4,611)
Other income – royalty settlements	2,185	–	–	2,185
Income (loss) from operating activities	3,512	(3,289)	774	997
Net finance cost	(822)	(207)	5	(1,024)
Income taxes expense (recovery)	(2,400)	129	–	(2,271)
Net income (loss)	290	(3,367)	779	(2,298)
Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	290	(3,367)	779	(2,298)
Add (deduct):
Depreciation and amortization	1,207	894	(774)	1,327
Finance costs	873	67	–	940
Finance income	(30)	(9)	–	(39)
Change in fair value of derivative assets and liabilities	(21)	149	(5)	123
Stock-based compensation	356	245	–	601
Income taxes expense (recovery)	2,400	(129)	–	2,271
Tax credits recoverable from prior years	(1,967)	–	–	(1,967)
Royalty settlements	(2,185)	–	–	(2,185)
Adjusted EBITDA (non-IFRS operating loss)[1]	923	(2,150)	–	(1,227)

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Year ended March 31, 2018

	Nutraceutical	Cannabis	Cardiovascular	Inter-segment	Total
			(i)	eliminations
	$	$	$	$	$
Total revenues	27,646	–	–	–	27,646
Gross margin	6,324	–	–	–	6,324
R&D expenses	(896)	(3,566)	(9,676)	1,742	(12,396)
R&D tax credits and grants	(1,836)	–	84	–	(1,752)
SG&A	(11,947)	–	(2,761)	–	(14,708)
Other income – net gain on sale of assets	23,702	–	–	–	23,702
Income (loss) from operating activities	15,347	(3,566)	(12,353)	1,742	1,170
Gain on loss of control of the subsidiary Acasti	8,784	–	–	–	8,784
Net finance cost	(2,127)	–	(121)	(7)	(2,255)
Income taxes recovery	1,640	–	–	–	1,640
Net income (loss)	23,644	(3,566)	(12,474)	1,735	9,339
Total assets (ii)	51,057	40,954	6,586	–	98,597
Cash, cash equivalents and restricted short-term investments	26,697	–	–	–	26,697
Working capital[2]	27,406	(994)	–	–	26,412
Non-IFRS operating loss[1] calculation
Net income (loss)	23,644	(3,566)	(12,474)	1,735	9,339
Add (deduct):
Depreciation and amortization	2,225	1,054	2,005	(1,742)	3,542
Finance costs	2,091	–	355	–	2,446
Finance income	(189)	–	(38)	–	(227)
Change in fair value of derivative assets and liabilities and loss on sale of available-for-sale investment	225	–	(196)	7	36
Stock-based compensation	1,371	252	661	–	2,284
Income taxes recovery	(1,640)	–	–	–	(1,640)
Impairment loss on inventories	2,377	–	–	–	2,377
Gain on loss of control of the subsidiary Acasti	(8,784)	–	–	–	(8,784)
Net gain on sale of assets	(23,702)	–	–	–	(23,702)
Legal fees related to royalty settlements	90	–	–	–	90
Tax credits reversal from prior years	1,933	–	–	–	1,933
Non-IFRS operating loss[1]	(359)	(2,260)	(9,687)	–	(12,306)

(i)	Results of operations for the period starting April 1st, 2017 until December 27, 2017.
(ii)	The reportable segment assets of the Cardiovascular segment as at March 31, 2018 consists of the investment in Acasti.

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

Thirteen-month period ended March 31, 2017

	Nutraceutical	Cardiovascular	Inter-segment	Total
			eliminations
	$	$	$	$
Total revenues	46,922	8	(112)	46,818
Gross margin	12,793	8	1	12,802
R&D expenses	(1,774)	(7,991)	2,516	(7,249)
R&D tax credits and grants	2,078	330	–	2,408
SG&A	(13,504)	(3,557)	–	(17,061)
Other income – royalty settlements	15,302	–	–	15,302
Income (loss) from operating activities	14,895	(11,210)	2,517	6,202
Net finance cost	(2,804)	(167)	2	(2,969)
Income taxes expense (recovery)	(2,483)	129	–	(2,354)
Net income (loss)	9,608	(11,248)	2,519	879
Total assets	98,164	25,454	(12,398)	111,220
Cash, cash equivalents and restricted short-term investments	8,775	9,772	–	18,547
Working capital[2]	17,549	8,050	1	25,600
Adjusted EBITDA (non-IFRS operating loss)[1] calculation
Net income (loss)	9,608	(11,248)	2,519	879
Add (deduct):
Depreciation and amortization	3,596	2,737	(2,516)	3,817
Finance costs	2,623	238	(89)	2,772
Finance income	(31)	(124)	89	(66)
Change in fair value of derivative assets and liabilities	212	53	(2)	263
Stock-based compensation	1,340	675	–	2,015
Income taxes expense (recovery)	2,483	(129)	–	2,354
Tax credits recoverable from prior years	(1,967)	–	–	(1,967)
Royalty settlements	(15,302)	–	–	(15,302)
Legal fees related to royalty settlements	1,501	–	–	1,501
Acquisitions costs	39	–	–	39
Adjusted EBITDA (non-IFRS operating loss)[1]	4,102	(7,798)	1	(3,695)

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

Key ratios of the nutraceutical segment

	Three-month period ended March 31, 2018	Four-month period ended March 31, 2017	Year ended March 31, 2018	Thirteen-month period ended March 31, 2017
Key ratios (in % of total revenues):
Gross margin	21%	27%	23%	27%
Research and development expenses	1%	6%	3%	4%
Selling, general and administrative expenses	52%	28%	43%	29%
Adjusted EBITDA (non-IFRS operating loss)[1]	(10%)	8%	(1%)	9%

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended March 31, 2018 amounted to $7,005, representing a decrease of $4,824 or 41% compared to $11,829 for the four-month period ended March 31, 2017. Total revenues for the year ended March 31, 2018 amounted to $27,646, representing a decrease of $19,276 or 41% compared to $46,922 for the thirteen-month period ended March 31, 2017. This decrease for the three-month period and year ended March 31, 2018 was directly related to the sale of the krill oil manufacturing and distribution activities to Aker BioMarine (refer to “Transaction concluded with Aker BioMarine”). For the three-month period and year ended March 31, 2018, the krill business decreased by approximately 96% and 85% respectively in comparison with the four and thirteen-month periods ended March 31, 2017 partially offset by royalty revenues increase as described below. The decrease for the year ended March 31, 2018 is also attributable to a decrease in the solutions business because of the comparative period that includes 13 months and not only 12 months as for the current fiscal year. Revenues of the solutions business for the year ended March 31, 2018 increased by 7.2% in comparison with the twelve-month-period ended March 31, 2017. The krill oil manufacturing and distribution sales were $184 and $3,201 respectively during the three-month period and year ended March 31, 2018 ($4,901 and $21,463 for the four and thirteen-month periods ended March 31, 2017).

Total revenues for the three-month period ended March 31, 2018 include $493 of royalty revenues compared to $314 for the four-month period ended March 31, 2017. Total revenues for the year ended March 31, 2018 include $1,477 of royalty revenues compared to $1,083 for the thirteen-month period ended March 31, 2017. The increase for the year ended March 31, 2018 is mainly related to recognition of the remaining deferred royalty revenues from BlueOcean for an amount of $312.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors, costs for servicing and commissioning and storage costs.

Gross margin for the three-month period ended March 31, 2018 amounted to $1,458 compared to $3,238 for the four-month period ended March 31, 2017. Gross margin for the year ended March 31, 2018 amounted to $6,324 compared to $12,793 for the thirteen-month period ended March 31, 2017. The decrease in gross margin for the three-month period and year ended March 31, 2018 compared to the four and thirteen-month periods ended March 31, 2017 was directly related to the decrease in sales revenues as explained above and to an impairment loss on inventories of $2,377 recorded in the year ended March 31, 2018.

1 The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

For the three-month period ended March 31, 2018, the krill oil manufacturing and distribution gross margin, excluding the impairment loss on inventories of $658, was $472 compared to $1,665 for the four-month period ended March 31, 2017, representing a decrease of $1,193. For the year ended March 31, 2018, the krill oil manufacturing and distribution gross margin, excluding the impairment loss on inventories of $2,377, was $2,565 compared to $7,230 for the thirteen-month period ended March 31, 2017, representing a decrease of $4,665. The decrease for the three-month and year ended March 31, 2018 is directly related to the transaction concluded with Aker BioMarine.

Gross margin in % of total revenues decreased from 27% for the four-month period ended March 31, 2017 to 21% for the three-month ended March 31, 2018. Gross margin in % of total revenues decreased from 27% for the thirteen-month period ended March 31, 2017 to 23% for the year ended March 31, 2018. The decrease in the gross margin in % is mainly related to the impairment loss on inventories, partially offset by sales of high margin products in the solutions business.

Research and Development (R&D) Expenses

R&D expenses amounted to $54 in the three-month period ended March 31, 2018 compared to $664 in the four-month period ended March 31, 2017, a decrease of $610. R&D expenses amounted to $896 in the year ended March 31, 2018 compared to $1,774 in the thirteen-month period ended March 31, 2017, a decrease of $878. The decrease for the three-month period and year ended March 31, 2018 is attributable to the reorientation of a portion of the R&D projects to medical and wellness cannabinoid-based products activities after the sale of assets to Aker. Cannabis activities are now presented as a separate segment of the Corporation. Refer to Operating results of cannabis division section below.

R&D tax credits and grants

R&D tax credits and grants reversal amounted to ($1,898) for the three-month period ended March 31, 2018 compared to a recovery of $2,059 for the four-month period ended March 31, 2017, a variation of $3,957. R&D tax credits and grants reversal amounted to ($1,836) for the year ended March 31, 2018 compared to a recovery of $2,078 for the thirteen-month period ended March 31, 2017, a decrease of $3,914. During the thirteen-month period ended March 31, 2017, the Corporation determined that there was reasonable assurance of realizing some federal tax credits generated by the nutraceutical business, prior to their scheduled expiry dates and recognized tax credits recoverable of $1,967. During the year ended March 31, 2018, in conjunction with the sale of assets transaction, the Corporation determined it to be more favorable to use federal tax losses instead of federal tax credits to offset income taxes otherwise payable. Therefore, the Corporation derecognized the federal tax assets recoverable previously recorded of $1,933. This derecognition was offset by the recognition of federal tax losses of $1,933 recorded in income taxes resulting in a nil impact on net income.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $3,673 in the three-month period ended March 31, 2018 compared to $3,306 for the four-month period ended March 31, 2017, an increase of $367. SG&A expenses amounted to $11,947 in the year ended March 31, 2018 compared to $13,504 for the thirteen-month period ended March 31, 2017, a decrease of $1,557. The increase in the three-month period ended March 31, 2018 is mainly attributable to an increase in salaries and benefits, stock-based compensation, royalties and commissions expenses and professional fees partially offset by a decrease in representation fees and depreciation and amortization following the sale of IP to Aker BioMarine. The decrease in the year ended March 31, 2018 is mainly attributable to a decrease in legal fees related to royalty settlement of $1,501, salaries and benefits, depreciation and amortization and representation fees, partially offset by an increase in royalties and commissions, bad debt expense and a property tax credit recorded last year.

Adjusted EBITDA (Non-IFRS operating loss)1

Adjusted EBITDA decreased by $1,605 for the three-month period ended March 31, 2018 to a non-IFRS operating loss of $682 compared to an Adjusted EBITDA of $923 for the four-month period ended March 31, 2017. Adjusted EBITDA decreased by $4,461 for the year ended March 31, 2018 to a non-IFRS operating loss of $359 compared to an Adjusted EBITDA of $4,102 for the thirteen-month period ended March 31, 2017.

[1] The Adjusted EBITDA or Non-IFRS operating loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

The decrease of the Adjusted EBITDA for the three-month period ended March 31, 2018 is mainly attributable to the gross margin decrease of $1,780. The decrease of the Adjusted EBITDA for the year ended March 31, 2018 is mainly attributable to the gross margin decrease of $6,469 partially offset by a reduction of SG&A expenses before stock-based compensation, depreciation and amortization and legal fees related to the royalty settlement of $1,501, as described above.

Net finance costs

Finance income amounted to $81 for the three-month period ended March 31, 2018 compared to $30 for the four-month period ended March 31, 2017, an increase of $51. Finance income amounted to $189 for the year ended March 31, 2018 compared to $31 for the thirteen-month period ended March 31, 2017, an increase of $158. The increase for the year ended March 31, 2018 is attributable to a foreign exchange gain recorded last year compared to a foreign exchange loss recorded for the current year. The increase of the three-month period and year ended March 31, 2018 is also attributable to interest recorded on short-term investments resulting from the sale of assets.

Finance costs amounted to $107 for the three-month period ended March 31, 2018 compared to $873 for the four-month period ended March 31, 2017, a decrease of $766. The decrease for the three-month period ended March 31, 2018 is attributable to the decrease in finance costs following the reduction of debt, partially offset by a foreign exchange loss for the three-month period ended March 31, 2018. Finance costs amounted to $2,091 for the year ended March 31, 2018 compared to $2,623 for the thirteen-month period ended March 31, 2017, a decrease of $532. The decrease for the year ended March 31, 2018 is attributable to the decrease of the finance costs following the reduction of the debt partially offset by penalty on reimbursement, loss on financing fees and reversal of accretion from non-interest bearing debt reimbursed of $921 resulting from the transaction with Aker BioMarine and subsequent debt reimbursements, and also to the variation of the foreign exchange loss for the year ended March 31, 2018.

Change in fair value of derivative assets and liabilities and loss on sale of available-for-sale investment amounted to a loss of $382 for the three-month period ended March 31, 2018 compared to a gain of $21 for the four-month period ended March 31, 2017. Change in fair value of derivative assets and liabilities and loss on sale of available-for-sale investment amounted to a loss of $225 in the year ended March 31, 2018 compared to a loss of $212 for the thirteen-month period ended March 31, 2017. Variations are caused by the reevaluation of the fair value of financial instruments and the reclassification of $382 from other comprehensive income to net income following the sale of the investment in BlueOcean. Some derivative assets and liabilities were cancelled or were derecognized following debt reimbursement after the transaction with Aker BioMarine and the loss of control of the subsidiary Acasti.

Income taxes

The net loss of the three-month period ended March 31, 2018 includes income taxes recovery of $1,680. The net income of the four-month period ended March 31, 2017 included income taxes expense of $2,400. The net income of the year ended March 31, 2018 includes income taxes recovery of $1,640 compared to income taxes expenses of $2,483 for the thirteen-month period ended March 31, 2017. The income taxes recovery of the three-month period and year ended March 31, 2018 is mainly attributable to the derecognition of federal tax assets recoverable previously recorded in the comparative periods of $1,933, as explained above in the R&D tax credits and grants section. An income tax expense of $1,967 had been recorded offsetting the recognition of federal tax assets recoverable (refer to R&D tax credits and grants above).

Net (loss) income

The nutraceutical segment realized a net loss for the three-month period ended March 31, 2018 of $2,916 compared to a net income of $290 for the four-month period ended March 31, 2017, a decrease of $3,206. The nutraceutical segment realized a net income for the year ended March 31, 2018 of $23,644 compared to a net income of $9,608 for the thirteen-month period ended March 31, 2017, an increase of $14,036.

The decrease in the net income for the three-month ended March 31, 2018 is mainly attributable the decrease in the gross margin and to the royalty settlement recorded in the comparative period, partially offset by the decrease in R&D expenses. The increase in the net income for the year ended March 31, 2018 is mainly attributable to the net gain on sale of assets of $23,702 (refer to “Transaction concluded with Aker BioMarine”), the gain on loss of control of the subsidiary Acasti of $8,784 and the decrease in R&D expenses, of stock-based compensation and net finance costs. This increase for the year ended March 31, 2018 management discussion and analysis of the financial situation and operating results is partially offset by the decrease in gross margin and in depreciation and amortization and to $13,801 of royalty settlement net of legal fees recorded in the comparative period.

OPERATING RESULTS OF THE CANNABIS SEGMENT

R&D expenses of the cannabis segment amounted to $1,836 in the three-month period ended March 31, 2018 and to $3,566 in the year ended March 31, 2018. Depreciation and amortization of respectively $530 and $1,054 and stock-based compensation of respectively $186 and $252 for the three-month period and year ended March 31, 2018 are included in these R&D amounts. Since the sale of assets to Aker and the repurposing of the Sherbrooke facility, the depreciation and amortization of the plant and equipments is recorded under R&D as part of the cannabis project.

OPERATING RESULTS OF THE CARDIOVASCULAR SEGMENT (Acasti)

As stated above in the Loss of Control of the Subsidiary Acasti section, management has determined that the Corporation lost the de facto control of the subsidiary on December 27, 2017. On that date, the Corporation ceased consolidating Acasti and therefore, no results of Acasti were presented from that date and in the three-month period ended March 31, 2018. Operating results of Acasti for fiscal 2018 that will be discussed below will only cover the results from April 1st, 2017 to December 27, 2017 (“consolidated period of fiscal 2018”) that were consolidated in the financial statements of the Corporation, compared to the thirteen-month period ended March 31, 2017.

Net Loss

The net loss of the cardiovascular segment for the consolidated period of fiscal 2018 was $12,474, representing an increase of $1,226 compared to a net loss of $11,248 for the thirteen-month period ended March 31, 2017.

The R&D expenses net of tax credits and grants for the consolidated period of fiscal 2018 totaled $9,592 compared to $7,661 for the thirteen-month period ended March 31, 2017, representing an increase of $1,931. The increase in R&D is mainly attributable to an increase in contracts before the loss of control. The increase is also attributable to an increase in professional fees primarily incurred in completing due diligence and preliminary discussions for strategic R&D partnership and licensing arrangements. Salary and benefits also contributed to the overall increase related to R&D management combined with additional headcount for production and quality control in November 2016, as Acasti is advancing its Phase 3 clinical study program. The additional four-month period ended March 31, 2017 in the comparative period explains the remaining difference.

The G&A expenses for the consolidated period of fiscal 2018 totaled $2,761 compared to $3,557 for the thirteen-month period ended March 31, 2017, representing a decrease of $796. The decrease is related to the additional four-month period ended March 31, 2017 in the comparative period and is partially offset by an increase in salaries and benefits before the loss of control associated with adding full-time executive and managerial headcount to support Acasti’s strategy and financing while becoming more independent from Neptune and by an increase in professional fees.

In addition, the increase in the net loss is caused by the variations of finance costs and change in fair value of derivative assets and liabilities.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, cannabis project, capital expenditures and acquisitions are mainly financed through the cash coming from the sale of the krill business, cash flows from operating activities and liquidities, as well as the issuance of debt and common shares.

The Corporation entered into an interest rate swap to manage interest rate fluctuations. The fair value of this swap is presented under other financial asset caption in the statement of financial position. Under this decreasing swap with an original nominal value of $5,625 (value of $3,884 as at March 31, 2018), maturing December 27, 2018, the Corporation pays a fixed interest rate of 2.94% plus an applicable margin and receives a variable rate based on prime rate. This interest rate swap has been designated as a cash flow hedge of the variable interest payment on the loan amounting to $3,891 as of March 31, 2018.

management discussion and analysis of the financial situation and operating results

The Corporation also entered into a cross currency swaps to manage foreign currency risk. These swaps were cancelled and settled for $59 following the reimbursement of the loan in GBP following the transaction with Aker BioMarine (refer to “Transaction concluded with Aker BioMarine”). Fair values of these swaps were presented under other financial assets and other financial liabilities caption in the statement of financial position prior to settlement. The Corporation did not apply hedge accounting to foreign currency differences arising from these previous agreements.

Operating Activities

During the three-month period ended March 31, 2018, the cash used in operating activities amounted to $1,537. The cash flows used by operations before the change in operating assets and liabilities amounted to $1,822. The change in operating assets and liabilities amounting to $285, mainly resulting from variations in trade and other receivables, inventories and trade and other payables, reduced the cash flows used by operations to the negative said amount of $1,537.

During the four-month period ended March 31, 2017, operating activities generated cash of $5,864. The cash flows generated by operations before the change in operating assets and liabilities amounted to 1,157, including the amount of other income royalty settlements of $2,185. The change in operating assets and liabilities amounting to $5,017, mainly coming from trade and other receivables and trade and other payables (including long-term payables) related to the royalty settlements, increased the cash flows from operations to the positive said amount of $5,864.

During the year ended March 31, 2018, the cash used in operating activities amounted to $7,587. The cash flows used by operations before the change in operating assets and liabilities amounted to $15,103. The change in operating assets and liabilities amounting to $7,516, mainly resulting from trade and other receivables including amounts received from the royalty settlement in fiscal 2017, inventories, prepaid expenses and trade and other payables, reduced the cash flows used by operations to the negative said amount of $7,587.

During the thirteen-month period ended March 31, 2017, operating activities generated $7,813 of cash. The cash flows generated from the operations before the change in operating assets and liabilities amounted to $10,018, including the amounts of other income royalty settlements of $15,302 less related costs of $1,501. The change in operating assets and liabilities amounting to negative $1,576, mainly coming from inventories, trade and other receivables and trade and other payables (including long-term payables) related to the royalty settlements, reduced the cash flows from operations to the positive said amount of $7,813.

Investing Activities

During the three-month period ended March 31, 2018,  the cash flows used for investing activities were mainly for acquisition of property, plant and equipment (PPE) ($599) and acquisition of intellectual property ($81) which was payable as at March 31, 2017. Investing activities also include interest received of $81 and proceeds on sale of investment of BlueOcean of $104.

During the four-month period ended March 31, 2017, except for the variation in the short-term investments generating $4,722 of cash to finance operations, the cash flows used for investing activities were for acquisition of property, plant and equipment ($899) mostly related to R&D equipment for Acasti and of intangible assets ($1,706) related to intellectual property licensing agreement with Aker.

The investing activities for the year ended March 31, 2018 include proceeds of $43,076 resulting of the sale of assets to Aker BioMarine (refer to “Transaction concluded with Aker BioMarine”). During the year ended March 31, 2018, except for the variation in the short-term investments generating $335 of cash, the cash flows used for investing activities were for acquisition of PPE ($1,267) and for acquisition of intellectual property ($3,784) which was payable as at March 31, 2017. Investing activities also include interest received of $227 and proceeds on sale of investment of BlueOcean of $104. In addition, the cash flows were reduced by the cash related to the loss of control of Acasti ($2,666).

During the thirteen-month period ended March 31, 2017, except for the variation in the short-term investments generating $7,605 of cash to finance operations, the cash flows used for investing activities were for acquisition of property, plant and equipment ($2,942) mostly related to R&D equipment for Acasti and in intangible assets ($1,715) related to intellectual property licensing agreement with Aker.

management discussion and analysis of the financial situation and operating results

Financing Activities

During the three-month period ended March 31, 2018, the financing activities generated $188 of cash mainly for the exercise of options of the Corporation for $144 and variation of the bank line of credit of $490, partially offset by the repayment of loans and borrowings of $368 and for interest paid of $78.

During the four-month period ended March 31, 2017, the financing activities generated $2,756 of cash mainly from the Acasti public offering of $5,009 and Acasti private placement of $1,872, partially offset by the repayment of loans and borrowings of $3,467 and the interest paid of $657.

During the year ended March 31, 2018, the financing activities used $19,885 of cash mainly for the repayment of loans and borrowings of $19,389, interest paid of $873, penalty on debt reimbursement of $263 and for the payment of Acasti public offering and debt issuance transaction costs of $421 which were payable at March 31, 2017, partially offset by the variation of the bank line of credit of $490, proceeds from the exercise of options of the Corporation for $256 and from the exercise of Acasti’s warrants of $384.

During the thirteen-month period ended March 31, 2017, the financing activities used $366 of cash mainly for the repayment of loans and borrowings of $8,694 and for interest paid of $2,219. This repayment is partially offset by an increase in loans and borrowings of $3,666 related to new loan from B&C, by the Acasti public offering of $5,009 and Acasti private placement of $1,872.

At March 31, 2018, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $24,287. The Corporation has also restricted short-term investments of $2,410 that are mostly pledged for the loan incurred in the acquisition of Biodroga.

The Corporation has an authorized bank line of credit of $1,800 (expiring on August 31, 2018), of which $1,310 was available as at March 31, 2018.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month period and year ended March 31, 2018 and four and thirteen-month periods ended March 31, 2017. Variations in these amounts have been explained in the segment disclosures section above.

	Three-month period ended March 31, 2018	Four-month period ended March 31, 2017	Year ended March 31, 2018	Thirteen-month period ended March 31, 2017	Year ended February 29, 2016
	$	$	$	$	$
Total revenues	7,005	11,829	27,646	46,818	22,632
Non-IFRS operating loss[1]	(1,802)	(1,227)	(12,306)	(3,695)	(11,216)
Net income (loss)	(4,752)	(2,298)	9,339	879	(10,830)
Net income (loss) attributable to equity holders of the Corporation	(4,752)	(424)	17,848	6,913	(7,470)
Basic and diluted income (loss) per share	(0.06)	(0.01)	0.22	0.09	(0.10)

Total assets			98,597	111,220	106,046
Working capital[2]			26,412	25,600	24,688
Non-current financial liabilities			250	18,358	20,342
Equity attributable to equity holders of the Corporation			86,534	63,747	53,445

The year ended February 29, 2016 selected consolidated financial information include 52 days of financial results of Biodroga which was acquired on January 7, 2016. Non-IFRS operating loss1 and net loss for the year ended February 29, 2016 include unallocated production overheads related to lower than expected level of production of $2,174, an inventory write-down of $945 and a reversal of write-down on inventory of $1,406. The net loss for the year ended February 29, 2016 also includes insurance recoveries of $1,224.

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment included until the loss of control, conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	March 31,	December 31,	September 30,	June 30,
	2018	2017	2017	2017
	$	$	$	$
Total Revenues	7,005	7,315	6,795	6,531
Non-IFRS operating loss[1]	(1,802)	(5,442)	(3,588)	(1,473)
Net income (loss)	(4,752)	1,341	16,117	(3,367)
Net income (loss) attributable to equity holders of the Corporation	(4,752)	4,755	19,074	(1,546)
Basic and diluted income (loss) per share	(0.06)	0.06	0.24	(0.02)

	March 31, 2017	November 30,	August 31,	May 31,
	(4 months)	2016	2016	2016
	$	$	$	$
Total Revenues	11,829	12,141	11,591	11,257
Non-IFRS operating loss[1]	(1,227)	(464)	(857)	(1,147)
Net income (loss)	(2,298)	9,421	(2,419)	(3,824)
Net income (loss) attributable to equity holders of the Corporation	(424)	10,685	(1,191)	(2,157)
Basic and diluted income (loss) per share	(0.01)	0.14	(0.02)	(0.03)

Quarterly revenues starting September 30, 2017 are lower considering the sale of assets to Aker. Revenues of the quarter ended June 30, 2017 are lower than revenues of the previous quarters because of the decrease in the quantity of kg of krill oil sold. The net loss for the quarter ended March 31, 2018 includes an impairment loss on inventories of $658. The net income for the quarter ended December 31, 2017 includes a gain on loss of control of the subsidiary Acasti of $8,784. The net income for the quarter ended September 30, 2017 includes other income related to sale of assets of $23,871 and impairment loss on inventories of $1,719. The net income for the quarter ended November 30, 2016 includes other income related to royalty settlement of $13,117.

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at March 31, 2018 compared to March 31, 2017:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	8,485	Refer to "Consolidated liquidity and capital resources"
Trade and other receivables	(7,969)	Receipt of accounts receivables and royalty settlement
Prepaid expenses	(311)	Recognition of prepaid expenses
Inventories	(7,981)	Sales of inventories to Aker BioMarine and impairment loss on inventories of $2,377. Refer to "Transaction concluded with Aker BioMarine"
Restricted short-term investments	(335)	Release of restriction on short-term investments
Property, plant and equipment	(3,984)	Improvement to Sherbrooke plant for cannabis project net of depreciation and loss of control of the subsidiary Acasti
Intangible assets	(6,711)	Amortization of intangible assets and sale of IP. Refer to "Transaction concluded with Aker BioMarine"
Deferred tax assets/liabilities	(293)	Income taxes expense
Other assets	6,520	Investment in Acasti at fair value. Refer to "Loss of control of the subsidiary Acasti"
Trade and other payables	(3,245)	Payment of trade and other payables and loss on control of the subsidiary Acasti
Deferred revenues	(440)	Recognition of deferred revenues
Long-term payable	(545)	Payment of long-term payable
Loans and borrowings	(18,270)	Repayments less increase in bank line of credit
Unsecured convertible debentures	(1,406)	Refer to "Loss of control of the subsidiary Acasti"
Other financial liabilities	(418)	Decrease in the fair value of the derivative warrant liabilities, cancellation of the cross currency swap contracts and loss of control of the subsidiary Acasti

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2017.

RELATED PARTY TRANSACTIONS

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation. Refer to note 26 of the consolidated financial statements for related parties disclosures related to key management personnel compensation.

CONSOLIDATED OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at March 31, 2018:

						March 31, 2018
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payable	$6,998	$6,998	$6,748	$250	$–	$–
Loans and borrowings*	4,661	4,818	4,818	–	–	–
Research and development contracts	–	428	353	75	–	–
Purchase obligation	–	3,186	3,186	–	–	–
Operating leases	–	1,689	460	725	504	–
Other agreements	–	64	64	–	–	–
	$11,659	$17,183	$15,629	$1,050	$504	$–

*Includes interest payments to be made at the contractual rate.

management discussion and analysis of the financial situation and operating results

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of March 31, 2018, Neptune was compliant with all of its borrowing covenant requirements.

The Corporation has no significant off balance sheet arrangements as at March 31, 2018, except for the following commitments.

The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2018 to September 30, 2022. Minimum lease payments for the next five years are $453 in 2019, $382 in 2020, $336 in 2021, $336 in 2022 and $168 in 2023.

As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a speciality ingredient (see Business Overview section). According to this agreement, Neptune has to pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement of 11 years with a corresponding total remaining amount of minimum royalties of $5,800 (US$4,500).

A capital expenditure of $5,000 was approved by the Board of the Corporation to make the facility ready and compliant for the extraction of cannabis oil. As at March 31, 2018, Neptune signed various capital expenditure contracts amounting to $4,043 of which $349 is included in trade and other payables and $508 has been paid.

As at March 31, 2018, the Corporation has signed agreements with various partners amounting to $235 of which $36 is included in trade and other payables and $135 has been paid.

As at March 31, 2018, the Corporation has signed agreements with various partners to execute research and development projects for a total remaining amount of $428.

Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follow:

A former CEO of the Corporation is claiming the payment of approximately $8,500 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. As of the date of this MD&A, no agreement has been reached. Neptune also filed an additional claim to recover certain amounts from this former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

Under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

The Corporation initiated arbitration against a customer that owed approximately $4.8 million (US$3.7 million). The full amount receivable has been written-off. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no additional provision has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at March 31, 2018 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements are prepared in accordance with IFRS. In preparing the consolidated financial statements for the year ended March 31, 2018 and thirteen-month period ended March 31, 2017, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice management discussion and analysis of the financial situation and operating results between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements and should be read in conjunction with the notes to the consolidated financial statements for the year ended March 31, 2018 and thirteen-month period ended March 31, 2017.

Use of estimates and judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	Determining that the goodwill recorded on the acquisition of the Biodroga operations should be fully associated with these operations and therefore that none should be allocated to the sale of assets;
•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of  economic benefits that will be required to settle matters subject to litigation; and

•	Assessing the criteria for recognition of tax assets.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets.

Non-financial assets

The Corporation assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication of impairment exists, and at least on an annual basis for goodwill, the Corporation estimates the asset’s recoverable amount which requires the use of judgment. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) fair value less costs to sell and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes. In determining fair value less costs to sell, an appropriate valuation model is used. Differences in estimates could affect whether non-financial assets are in fact impaired and the dollar amount of that impairment.

After the transaction of sale of assets to Aker, management assessed the recoverable amount of the Sherbrooke facility. As the Sherbrooke facility was not part of the transaction and will be used for the development of unique extractions targeted towards high potential growth segments such as the cannabis industry, no reevaluation of the useful life and no impairment of the plant and related equipment were recorded.

An impairment test of goodwill is performed on an annual basis, or more frequently if an impairment indicator is triggered. Impairment is determined by assessing the recoverable amount of the group of CGUs to which goodwill is allocated and comparing it to the CGUs’ carrying amount. For the purpose of impairment testing, goodwill is allocated to the Biodroga operations CGU of the nutraceutical segment which represents the lowest level within the Corporation at which the goodwill is monitored for internal management purposes.

The assumptions used by the Corporation in the cash flow forecast discounting model are classified as Level 3 in the fair value hierarchy, signifying that they are not based on observable market data. The model is particularly sensitive to the future expected cash flows in the upcoming periods, should these not be realized, an impairment loss may be needed in future periods.

management discussion and analysis of the financial situation and operating results

Income tax

The Corporation is required to make an assessment of whether deferred tax asset or liability has to be recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Also refer to notes 2(d), 3, 8 and 18 of the consolidated annual financial statements.

CHANGE IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The following is an amendment to standards applied by the Corporation in the preparation of its consolidated financial statements:

IAS 7 – Statement of Cash Flows

In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require an entity to disclose the following changes in liabilities arising from financing activities (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. One way to fulfil the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities. In addition, if an entity provides the required disclosure with disclosures of changes in other assets and liabilities, it must disclose the changes in liabilities arising from financing activities separately from changes in those other assets and liabilities. The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Corporation adopted this amendment for the annual period beginning on April 1, 2017.

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (‟IASB”) or the IFRS Interpretations Committee (‟IFRIC”) that are mandatory but not yet effective for the year ended March 31, 2018 and for the thirteen-month period ended March 31, 2017 and have not been applied in preparing the consolidated financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

IFRS 9 – Financial Instruments

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on April 1, 2018. The Corporation is currently finalizing the impact of adoption of this standard on its consolidated financial statements.

The Corporation expects no significant impact on its consolidated financial statements from the transition to the classification and measurement requirements of IFRS 9.

On transition to IFRS 9, the Corporation must either designate the investment in Acasti as a financial asset measured at fair value through profit and loss or as an investment in an equity instrument measured at fair value through other comprehensive income. In the former case, changes in fair value to March 31, 2018 of $506, would be reclassified from accumulated other comprehensive income to reduce the deficit on initial application, with subsequent changes in fair value recognized in net income. In the latter case, the change in fair value would continue to be recognized in other comprehensive income and would never be reclassified to net income. Management has not yet completed its IFRS 9 analysis and therefore has not finalized the accounting designation for the investment in Acasti.

management discussion and analysis of the financial situation and operating results

IFRS requires the Corporation to record expected credit losses on all its trade receivables and other financial assets, either on a 12-month or lifetime basis. The Corporation does not expect the potential impact to be significant on its consolidated financial statements.

The Corporation believes that the existing hedge relationship that is currently designated in an effective hedging relationship will still qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, the adoption of IFRS 9 is not expected to have a significant impact on the Corporation’s hedge accounting

IFRS 15 – Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on April 1, 2018. The Corporation is currently finalizing the impact of adoption of this standard on its consolidated financial statements.

The Corporation expects no significant impact on its consolidated financial statements, other than the disclosure requirements noted below.

The majority of the Corporation’s contracts are contracts with customers in which the sale of goods is generally expected to be the only performance obligation. The Corporation expects the revenue recognition to occur at a point in time when control of the assets is transferred to the customer, generally on delivery of the goods, consistent with its current practice.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and is expected to significantly increase the volume of disclosures required in the Corporation’s consolidated financial statements. The Corporation is currently developing processes to collect and disclose the required information. The Corporation will be providing the required disclosure in its quarterly and annual consolidated financial statements for the year ended March 31, 2019

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The Corporation is currently assessing the extent of the impact of adoption of the standard.

Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its consolidated financial statements for the annual period beginning on April 1, 2018. The Corporation is currently assessing the extent of the impact of adoption of the amendments to the standard but does not expect significant impacts on adoption.

IFRIC 23 – Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC 23 – Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is management discussion and analysis of the financial situation and operating results uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

Further information on these modifications can be found in Note 3 of the consolidated financial statements for the year ended March 31, 2018.

CONTROLS AND PROCEDURES

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

Disclosure controls and procedures (DC&P)

Management of Neptune, including the CEO and the CFO, has designed disclosure controls and procedures, or has caused them to be designed under their supervision, in order to provide reasonable assurance that material information relating to the Corporation has been made known to them and that information required to be disclosed in the Corporation’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures are effective as at March 31, 2018.

Internal controls over financial reporting (ICFR)

The CEO and the CFO have also designed ICFR, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. There have been no changes in the Corporation’s ICFR during the three-month period ended March 31, 2018 that have materially affected, or are reasonably likely materially affecting its ICFR.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting. Based on this evaluation, the CEO and the CFO concluded that the internal controls over financial reporting are effective as at March 31, 2018, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml and, without limitation, the following risks:

•	the risks related to Neptune’s history of net losses and inability to achieve profitability to date on a consolidated basis;

management discussion and analysis of the financial situation and operating results

•

the risk that unfavorable publicity or consumer perception of Neptune’s products, the ingredients they contain and any similar products distributed by other companies could cause fluctuations in Neptune’s operating results and could have a material adverse effect on Neptune’s reputation, the demand for its products and its ability to generate revenues and the market price of its securities;

•	the risks related to Neptune’s potential need of additional funding to execute its growth strategy;
•	the risk that Neptune may be unable to manage its growth efficiently or execute its growth strategy;
•	the risk that Neptune may be unable to further penetrate core or new markets;
•	the risk related to rapid technological change and competition in Neptune’s industry;
•	the risk associated with the fact that Neptune’s success depends largely on the continued sales of its principal products;
•	the risk related to Neptune’s reliance on a limited number of distributors, third party suppliers and contract manufacturers and the significant concentration of Neptune’s accounts receivables;
•	the risk related to disruptions in Neptune’s manufacturing operations that could adversely affect Neptune’s sales and customer relationships;
•	the risk that Neptune may be unable to attract, hire and retain skilled labor, key management and personnel;
•	the risk that insurance coverage may not be sufficient to cover losses Neptune may incur;
•	the risk that Neptune’s risk management methods may not be effective;
•	the risk that Neptune may incur material product liability claims;
•	the risk that Neptune may experience product recalls;
•	the risk that environmental and health and safety laws and regulations may increase Neptune’s cost of operations or may expose Neptune to liabilities;
•	the risk that Neptune may fail to successfully maintain and/or upgrade its information technology systems;
•	the risk related to foreign currency fluctuations;
•	the risk that Neptune may be unable to achieve its publicly announced milestones on time or fail to pursue announced opportunities;
•	the risk of legal claims against Neptune relating to its business operations;
•	the risk that Neptune may be negatively impacted by the value of its intangible assets;
•	the risk that Neptune may be unable to secure and defend its intellectual property rights;
•	the risk related to significant government regulations and legislative or regulatory reform of the health care system or the industries in which Neptune operates or seeks to operate;
•	the risk related to our status as a foreign private issuer;
•	the risks related to the fact that Neptune does not currently intend to pay any cash dividends on the Common Shares in the foreseeable future; and
•	the risk of change in consumer market demand.

Due to the Corporation’s pursuit of new growth opportunities, such as its medical and wellness cannabis production and research project at the Sherbrooke facility described in the “Business Overview” section of this MD&A, the Corporation is also exposed to the additional industry-specific risks described below.

License Approval Process

The Corporation is applying for a licence with Health Canada to produce cannabis oil under the Access to Cannabis for Medical Purposes Regulations (ACMPR). In April 2017, the Corporation submitted a written application to Health Canada to become a Licensed Producer of medical cannabis, which at this time has been confirmed by the agency as having cleared the Security Clearance Process and being in active review (stage 2 of 6). The Corporation is reliant upon obtaining the license from Health Canada in order to pursue its cannabis-related activities. There is no guarantee that the Corporation’s medical marijuana licence application will be approved by Health Canada, or that any prospective projects in the industry will be successfully completed. Additionally, there is no guarantee that, should the Corporation be approved for the license with Health Canada, such license will be renewed or extended in the future under the same or similar terms. Any change to the Corporation’s cannabis-related license could significantly impact the Corporation, as described below.

Furthermore, as a condition for obtaining the licence, Health Canada requires multiple steps to be taken, including the addition of physical barriers, visual monitoring, recording devices, intrusion detection, as well as other important controls around access to the Corporation’s existing Sherbrooke facility. The Sherbrooke facility will need to be reviewed to the satisfaction of Health management discussion and analysis of the financial situation and operating results

Canada before a license can be granted to the Corporation, after Neptune has taken all steps imposed by Health Canada in preparation for such review.

Time and Cost

The amount of time required to obtain a licence is dependent upon Health Canada’s timeline for reviewing licence applications. Furthermore, the amount of time the Corporation may need to resolve any comments received from Health Canada during the application process will not be known until such comments are received. As a result, the Corporation is currently at too early a stage in the licensing process to provide any estimate of the amount of time required in order to obtain a licence.

However, the Corporation has assembled a $5,000 budget for the payment of specific equipment and building improvements required for its current extraction facility, which could meet the above-noted licensing requirements of Health Canada. Until the Corporation’s facility is adapted to meet the requirements of the ACMPR and available for inspection by Health Canada, and until the Corporation is in receipt of the licence from Health Canada, the Corporation cannot engage in any cannabis production-related activities. There is no assurance that the Corporation will successfully develop its cannabis business in a profitable manner, or at all.

Competition

The Corporation plans to compete in a growing industry with an increasing number of participants subject to rapid changes and developments. The Corporation will face the challenge of competing with companies of varying sizes and at varying stages of licensing and levels of development of related products in the cannabis industry.

Regulations, Laws and Guidelines

The Corporation’s cannabis-related activities are subject to regulations, laws and guidelines from a variety of governmental authorities regarding the production, distribution and business involvement in cannabis-related activities that are also subject to change due to the aforementioned rapidly evolving industry. These include, but are not limited to, rules regarding the transport, storage, manufacture and disposal of cannabis-related products. Moreover, the Corporation is subject to environmental, health, safety, privacy, and many other similar laws and regulations. Such regulations, laws and guidelines are subject to change and development, and any delay or change in such rules could significantly impact the Corporation’s business. Furthermore, any failure to comply with such rules could significantly impact the Corporation’s business, including the potential obligation to pay fines and penalties, loss of profits, unfavourable publicity and damage to the Corporation’s reputation, among other negative impacts.

Personnel

The Corporation has appointed Mr. Michel Timperio as President, Ms. Jackie Khayat as Vice-President Business Development, Ms. Melody Harwood as Head of Scientific & Regulatory Affairs and Mr. Eric Krudener as Director of Product and Brand Development of its cannabis business. The Corporation is reliant upon the contributions to be made by these appointed individuals, as well as other members of its management team dedicating significant efforts to the development of cannabis-related activities, in order to face the challenges, risks and uncertainties imposed by the cannabis industry.

Corporate position on conducting business in international jurisdictions where cannabis is federally illegal

Neptune remains committed to only conduct business, related to manufacturing cannabis oil products, in jurisdictions where it is federally legal to do so. The Company will not conduct business, related to manufacturing cannabis related products, in jurisdictions, such as the United States, in which cannabis is federally-illegal. Neptune believes that conducting activities which are federally illegal, or investing in companies which do, puts the company at risk of prosecution, puts at risk its ability to operate freely, and potentially could jeopardize its listing on major exchanges now and in the future, limiting access to capital from reputable US-based funds.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

management discussion and analysis of the financial situation and operating results

Risks related to financial instruments

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, foreign exchange rate risk, interest rate risk and liquidity risk, and how the Corporation manages those risks.

Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and cash equivalents, short-term investments and restricted short-term investments, which are managed by dealing only with highly-rated Canadian institutions. The carrying amount of these financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

Most sales' payment terms are set in accordance with industry practice. As at March 31, 2018, two customers accounted for respectively 19.7% and 10.8% of total trade accounts included in trade and other receivables. As at March 31, 2017, four customers accounted for respectively 13.3%, 13.1%, 12.7% and 10.6% of total trade accounts included in trade and other receivables. As a consequence of the sale of assets to Aker, most of the trade receivables as at March 31, 2018 are related to Biodroga’s customer.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

The Corporation provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectible, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Corporation updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Foreign exchange rate risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

management discussion and analysis of the financial situation and operating results

Approximately 63% (2017 - 67%) of the Corporation’s revenues are in US dollars and 2% (2017 - 7%) are in Euros. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

In addition to the derivative swap agreements (refer to the Consolidated Liquidity and Capital Resources section), from time to time, the Corporation enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

The fixed rate borrowings expose the Corporation to a fair value risk but not cash flow interest rate risk.

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting (refer to the Consolidated Liquidity and Capital Resources section).

Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in the Consolidated Liquidity and Capital Resources section. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at June 5, 2018, the total number of common shares issued and outstanding is 78,850,663 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 750,000 warrants, 10,370,094 options and 570,752 deferred share units outstanding. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.